EXHIBIT 99.1

Fenbo Holdings Limited Announces Appointment of Mr. Meng Derong as Co-Chairman and Independent Non-Executive Director

Hong Kong, Jan. 3, 2024 (GLOBE NEWSWIRE) -- Fenbo Holdings Limited (the “Company” or “Fenbo”), an established provider of personal care electric appliances and toys products to overseas markets, today announced the appointment of Mr. Meng Derong as Co-Chairman and Independent Non-Executive Director, effective on January 1, 2024.

Mr. Meng has over 20 years of experience in enterprise management, particularly in operational management of supply chain systems. He has accumulated rich knowledge and practical experience in areas such as corporate strategic planning, organizational management, integrated marketing, brand building, and upstream and downstream product development. Mr. Meng also possesses excellent skills in work communication, negotiation, business development, and public relations. He has practical experience in areas including industrial manufacturing, Internet of Things, supply chain development, and social media marketing.

Mr. Meng holds a Bachelor’s Degree in Economics and Management from Yancheng Institute of Technology. He currently serves as the Executive President of Dijiu (Shenzhen) Supply Chain Group Co., Ltd., a firm focused on the development, implementation, and management of supply chain logistics from traditional sales channels to e-commerce platforms with an emphasis on agricultural products.

Mr. Allan Li, Chairman of the Company commented: “On behalf of the Board, we sincerely welcome Mr. Meng Derong in joining the Company. As Co-Chairman and an Independent Non-Executive Director, Mr. Meng will work closely with other members of the Board to formulate the Company’s strategic direction and decisions, providing strategic guidance by leveraging his professional knowledge and experience to help drive the Company’s competitive strengths, strengthen business cooperation and innovation, and improve operational efficiency and profitability.”

About Fenbo Holdings Limited

Headquartered Hong Kong and through its operating subsidiaries in Hong Kong and Guangdong Province, Fenbo represents over 30 years of experience producing personal care electric appliances (principally electrical hair styling products) and toys products to overseas markets. The Company, since 2006 also has been served as an OEM and ODM for Spectrum Brands, a global home essential company, and its sole customer, producing electrical hair styling products, under the “Remington” brand which Spectrum Brands has the right of the use of, and which are currently sold to Europe, United States and Latin America. For more information, please visit: http://www.fenbo.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

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